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[LOGO] WILLKIE FARR & GALLAGHER LLP                         1875 K Street, NW
                                                            Washington, DC 20006

                                                            Tel: 202 303 1000
                                                            Fax: 202 303 2000

October 31, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  iShares Inc.
     File Nos. 33-97598 and 811-09102
     Post-Effective Amendment No. 102

Ladies and Gentlemen:

On behalf of iShares Inc. (the "Company"), we hereby transmit for filing under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940, Post-Effective Amendment No. 102 to the Company's Registration Statement on Form N-1A.

The Amendment relates to the following funds, each a series of the Company:

S0000 04246   iShares MSCI Australia Index Fund
S0000 04257   iShares MSCI Austria Investable Market Index
S0000 04263   iShares MSCI Belgium Investable Market Index
S0000 04264   iShares MSCI Brazil Index Fund
S0000 18069   iShares MSCI BRIC Index Fund
S0000 04265   iShares MSCI Canada Index Fund
S0000 18070   iShares MSCI Chile Investable Market Index Fund
S0000 04266   iShares MSCI Emerging Markets Index Fund
S0000 04268   iShares MSCI EMU Index Fund
S0000 04267   iShares MSCI France Index Fund
S0000 04269   iShares MSCI Germany Index Fund
S0000 04247   iShares MSCI Hong Kong Index Fund
S0000 21462   iShares MSCI Israel Capped Investable Market Index Fund
S0000 04248   iShares MSCI Italy Index Fund
S0000 04249   iShares MSCI Japan Index Fund
S0000 19126   iShares MSCI Japan Small Cap Index Fund
S0000 04250   iShares MSCI Malaysia Index Fund
S0000 04251   iShares MSCI Mexico Investable Market Index Fund

 NEW YORK   WASHINGTON DC   PARIS   LONDON   MILAN   ROME   FRANKFURT   BRUSSELS

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Securities and Exchange Commission
October 31, 2009
Page 2

S0000 04252   iShares MSCI Netherlands Investable Market Index Fund
S0000 04253   iShares MSCI Pacific ex-Japan Index Fund
S0000 04254   iShares MSCI Singapore Index Fund
S0000 04255   iShares MSCI South Africa Index Fund
S0000 04258   iShares MSCI South Korea Index Fund
S0000 04256   iShares MSCI Spain Index Fund
S0000 04259   iShares MSCI Sweden Index Fund
S0000 04260   iShares MSCI Switzerland Index Fund
S0000 04261   iShares MSCI Taiwan Index Fund
S0000 18072   iShares MSCI Thailand Investable Market Index Fund
S0000 18073   iShares MSCI Turkey Investable Market Index Fund
S0000 04262   iShares MSCI United Kingdom Index Fund

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act and the purpose of this filing is to file the initial version of the prospectus for each series pursuant to the revised Form N-1A.

If you have any questions or need further information, please call me at (202) 303-1151.

Sincerely,

David Solander

cc:  Robert Zivnuska
     Benjamin Haskin
     Anthony Vertuno